February 6, 2006


Securities and Exchange Commission
Attn: Filing Desk, Stop 1-4
450 Fifth Street, N.W
Washington, DC 20549

RE:   Rule 17f-2
      Partners Balanced Trust
      Registration No. 811-21270, CIK No. 0001208195

Ladies and Gentlemen:

On behalf of our client PARTNERS BALANCED TRUST, we are filing electronically one copy of the EDGARized version of our examination report dated March 1, 2004 submitted pursuant to the requirements of subsections (b) and (c) of Rule 17f-2 under the InvestmentCompany Act of 1940 as of December 31, 2003.

Yours truly,

/s/ Doug Miller

Doug Miller
Partner


Enclosure

INDEPENDENT ACCOUNTANTS' REPORT

Ralph L. Schlosstein
Chairman - Board of Trustees
40 East 52nd Street
New York, NY 10022

Robert S. Kapito
President - Partners Balanced Trust Fund
40 East 52nd Street
New York, NY 10022


We have examined management's assertion included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 that the Partners Balanced Trust Fund (the "Fund") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of November 30, 2003. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertionabout the Fund's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements andperforming such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2003, and with respect to agreement of security purchases and sales, for the period from November 30, 2003 (the date of our last examination) through December 31, 2003:

     o Confirmation of all securities held by institutions in book entry form for the account of PNC Bank (the "Custodian" of the Fund) by The Depository Trust Company, and/or the Federal Reserve Book Entry System, agents of the Custodian;

     o Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents;

     o Reconciliation of all such securities to the books and records of the Fund and the Custodian;

     o Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with the Fund's records; and

     o Agreement of 5 security purchases and 5 security sales or maturities from the books and records of the Fund to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Fund complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2003 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.




DELOITTE & TOUCHE LLP
Boston, Massachusetts
March 1, 2004

Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940


We, as members of management of Partners Balanced Trust Fund (the "Fund") are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of December 31, 2003 and from November 30, 2003 through December 31, 2003.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2003, and from November 30, 2003, through December 31, 2003, with respect to securities reflected in the investment account of the Fund.



/s/ Robert Kapito

________________________________________
Robert Kapito
President, Partners Balanced Trust


/s/ Henry Gabbay

________________________________________
Henry Gabbay
Treasurer, Partners Balanced Trust

                      UNITED STATES
            SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C. 20549

                       FORM N-17f-2

    Certificate of Accounting of Securities and Similar
               Investments in the Custody of
              Management Investment Companies

         Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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
1. Investment Company Act File Number:                Date examination completed:
   811-21270                                          DECEMBER 31, 2003

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2. State identification Number:

      ---------------------------------------------------------------------------------------------
      AL          AK          AZ          AR          CA          CO
      ---------------------------------------------------------------------------------------------
      CT          DE          DC          FL          GA          HI
      ---------------------------------------------------------------------------------------------
      ID          IL          IN          IA          KS          KY
      ---------------------------------------------------------------------------------------------
      LA          ME          MD          MA          MI          MN
      ---------------------------------------------------------------------------------------------
      MS          MO          MT          NE          NV          NH
      ---------------------------------------------------------------------------------------------
      NJ          NM          NY          NC          ND          OH
      ---------------------------------------------------------------------------------------------
      OK          OR          PA          RI          SC          SD
      ---------------------------------------------------------------------------------------------
      TN          TX          UT          VT          VA          WA
      ---------------------------------------------------------------------------------------------
      WV          WI          WY          PUERTO RICO
      ---------------------------------------------------------------------------------------------
      Other (specify):
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3. Exact name of investment company as specified in registration statement: PARTNERS BALANCED TRUST

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4. Address of principal executive officer (number, street, city, state, zip code):

   100 Bellevue Parkway, Wilmington, DE, 19809
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